August 14, 2013

Mr. Gary Todd & Ms. Kristen Lochhead
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Comment letter dated July 30, 2013 regarding Given Imaging Ltd. Form 20-F for the fiscal year ended December 31, 2012.

Ladies and Gentlemen:

I am writing in response to your letter dated July 30, 2013, setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 000-33133) for Given Imaging Ltd. (“Given” or “the Company”).  For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses.

In addition, we acknowledge to the Staff that:

•	Given is responsible for the adequacy and accuracy of the disclosures in our filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (“the Commission”) from taking any action with respect to the filing; and
•	Given may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 5.  Operating and Financial Review and Prospects, page 47

Results of Operations, Non-GAAP Financial Measures, page 61

We see that you are presenting non-GAAP financial information and the related reconciliation required by S-K Item 10(e) in the form of an “adjusted” income statement. Please tell us how your presentation considers the guidance set forth in Compliance and Disclosure Interpretation 102.10.  Under the cited-guidance it is generally not appropriate to present a non-GAAP income statement for purposes of reconciling non- GAAP measures to the most directly comparable GAAP measures.

Response:

We understand your comment and will revise our non-GAAP presentation in future filings.

As a related matter, under Item 10(e)(1)(ii)(e), a registrant should not use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.  We note that the non-GAAP measures included in the first table on page 61 use the same descriptions as their U.S. GAAP counterparts.  Please revise in future filings.

Response:

We understand your comment and will revise in future filings.

Item 15. Controls and Procedures, page 105

Management’s Annual Report on Internal Control over Financial Reporting

While you disclose that you completed management’s annual evaluation of internal control over financial reporting as of December 31, 2012, your conclusion on effectiveness is as of December 31, 2011.  Please tell us management’s conclusion on the effectiveness of internal control over financial reporting as of December 31, 2012.

Response:

Our reference to December 31, 2011 was a typographical error.  We confirm that management’s conclusion on the effectiveness of internal control over financial reporting was made as of December 31, 2012.

Sincerely, Yuval Yanai Chief Financial Officer Given Imaging Ltd.